Mail Stop 4561

February 6, 2008

VIA USMAIL and FAX (949) 273 - 4001

Mr. Gary D. Allhusen
Executive Vice-President & Chief Operating Officer
Caneum, Inc.
170 Newport Center Drive, Suite 210
Newport Beach, California 92660

> **Re: Caneum, Inc.**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 7/3/2007**
> **File No. 000-30874**

Dear Mr. Gary D. Allhusen:

We have reviewed your response letters dated December 17, 2007 and December 20, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. We note that your response has been submitted and signed by your counsel. Please provide on a separate letter from, and signed by an officer of, the Company a statement acknowledging that:
    - The company is responsible for the adequacy and accuracy of the disclosures in the filings;
    - Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 8 – Continuum Transaction, pages 66 – 68

2.   We have read your response to comment four.   We will review your amended 8-K for
        compliance with our previously issued comments.

                                        * * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have
questions.

                                        Sincerely,

                                        Jorge Bonilla
                                        Senior Staff Accountant